

January 28, 2010

Mail Stop 4631

Via U.S. Mail and Facsimile @ (513) 983-2611

Jon R. Moeller
Chief Financial Officer
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, OH 45202

> **Re: The Procter & Gamble Company**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on August 28, 2009**
> **File No. 001-00434**

Dear Mr. Moeller:

We have completed our review of your definitive proxy and have no further comments at this time.

Sincerely,

Pamela Long
Assistant Director

cc: E.J. Wunsch
Assistant Secretary and Associate General Counsel
The Procter & Gamble Company
Via Facsimile @ (513) 983-2611